Exhibit 99.1

Jianzhi Announces Results of Extraordinary General Meeting

BEIJING, July 18, 2025 (PRNewswire)-- Jianzhi Education Technology Group Company Limited (the “Company” or “Jianzhi”) (NASDAQ: JZ), a leading provider of digital educational content in China, today announced the results of an extraordinary general meeting held at 9:30 A.M. on July 17, 2025, Beijing time (9:30 P.M. on July 16, 2025, U.S. Eastern time) at 15F, Tower A, Yingdu Buiding, Zhichun Road, Haidian District, Beijing, People’s Republic of China, 100086 (the “Extraordinary General Meeting”).

At the Extraordinary General Meeting, shareholders of the Company passed the following resolution:

(i)	Resolved as an ordinary resolution, that the authorized share capital of the Company be amended with immediate effect by:

(a)	re-designating and re-classifying 400,000,000 authorized ordinary shares of par value of US$0.0001 each (including all of the existing issued ordinary shares) in the Company as 400,000,000 class A ordinary shares of par value US$0.0001 each (the “Class A Ordinary Shares”), where the rights of the existing ordinary shares shall be the same as the Class A Ordinary shares; and

(b)	cancelling 100,000,000 authorized but unissued ordinary shares in the Company and creating a new class of shares comprising of 100,000,000 class B ordinary shares the (“Class B Ordinary Shares”), which will be entitled to fifty (50) votes per share, such that the authorized share capital of the Company shall become US$50,000 divided into (a) 400,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each (collectively, the “Share Capital Reorganization”)

(ii)	Resolved as an ordinary resolution, that the authorized share capital of the Company be increased with effect immediately after the Share Capital Reorganization taking effect from US$50,000 divided into (a) 400,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each to US$1,000,000 divided into (a) 9,900,000,000 class A ordinary shares of a par value of US$0.0001 each and (b) 100,000,000 class B ordinary shares of a par value of US$0.0001 each, by creation of an additional 9,500,000,000 class A ordinary shares of a par value of US$0.0001 each (the “Increase of Authorized Share Capital”).

(iii)	Resolved as a special resolution, that the proposed second amended and restated memorandum and articles of association of the Company (the “Second Restated MAA”), the form of which is annexed as Exhibit A to the notice of EGM be adopted in their entirety and in substitution for and to the exclusion of the existing memorandum and articles of the Company with effect immediately after both the Share Capital Reorganization and the Increase of Authorized Share Capital taking effect.

(iv)	Resolved as a special resolution, that subject to the Share Capital Reorganization, Increase of Authorized Share Capital and Second Restated MAA taking effect and the Company’s receipt of the consent to repurchase and application for shares duly executed by RongDe Holdings Limited (“RongDe”), 54,790,000 Class A Ordinary Shares held by RongDe be repurchased by the Company in consideration of and out of the proceeds of the Company’s new issuance of 54,790,000 Class B Ordinary Shares to RongDe.

(v)	Resolved as an ordinary resolution, that the Extraordinary General Meeting be adjourned to a later date or dates, if necessary.

About Jianzhi Education Technology Group Company Limited

Headquartered in Beijing and established in 2011, Jianzhi is a leading provider of digital educational content in China and has been committed to developing educational content to fulfill the massive demand for high-quality, professional development training resources in China. Jianzhi started operations by providing educational content products and IT services to higher education institutions. Jianzhi also provides products to individual customers. Leveraging its strong capabilities in developing proprietary professional development training content and success in consolidating educational content resources within the industry, Jianzhi has successfully built up a comprehensive, multi-dimensional digital educational content database which offers a wide range of professional development products. Jianzhi embed proprietary digital education content into the self-developed online learning platforms, which are provided to a wide range of customers through its omni-channel sales system. Jianzhi is also fully committed to the digitalization and informatization of the education sector in China. For more information, please visit: www.jianzhi-jiaoyu.com.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this press release is as of the date of this press release, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jianzhi Education Technology Group

Corporate Communications

Phone: +86 10 5873 2560

Email: jianzhi@jiuye.net